Filed Pursuant to Rule 433

Registration No. 333-237082

Medium-Term Notes, Series AA

$1,500,000,000 5.850% Fixed-to-Floating Rate Notes due October 21, 2033

Final Terms and Conditions

October 18, 2022

Issuer:	U.S. Bancorp

Note Type:	SEC Registered Senior Notes

Expected Ratings*:	A2 (Negative) (Moody’s) / A+ (Negative) (S&P) / A+ (Stable) (Fitch) / AA (Stable) (DBRS)

Principal Amount:	$1,500,000,000

Pricing Date:	October 18, 2022

Issue Date:	October 21, 2022 (T+3)

Maturity Date:	October 21, 2033

Reset Date:	October 21, 2032

Fixed Rate Period:	From and including the Issue Date to, but excluding, the Reset Date.

Floating Rate Period:	From and including the Reset Date to, but excluding, the Maturity Date.

Fixed Interest Rate:	5.850% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period.

Floating Interest Rate:	Floating Rate Benchmark as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period during the floating rate period.

Spread:	209 basis points

Floating Rate Benchmark:	A compounded average of daily SOFR determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in U.S. Bancorp’s prospectus supplement dated March 11, 2020 and “Supplemental Description of the Notes—Interest Rates; Floating Rate Benchmark” in the pricing supplement to which this offering of notes relates.

Interest Determination Date:	The business day immediately preceding the applicable Interest Payment Date during the floating rate period.

Interest Periods:

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Maturity Date or, if the notes are redeemed earlier, the redemption date).

Interest Payment Dates:

April 21 and October 21 of each year, beginning on April 21, 2023 and ending on the Reset Date, with respect to the fixed rate period.

January 21, April 21, July 21, and October 21 of each year, beginning on January 21, 2033 and ending on the Maturity Date, with respect to the floating rate period.

Day Count Convention:	30/360, with respect to the fixed rate period. Actual/360, with respect to the floating rate period.

Business Days:	New York

Business Day Convention:	Following Unadjusted Business Day Convention, with respect to the fixed rate period. Modified Following Unadjusted Business Day Convention, with respect to the floating rate period.

Optional Redemption:

On or after April 19, 2023 (180 days after the Issue Date) and prior to the Reset Date (one year prior to the Maturity Date), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes to be redeemed matured on the Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the pricing supplement to which this offering of notes relates) plus 30 basis points less (b) interest accrued to the redemption date; and

(2)   100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, the Issuer may redeem the notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after July 21, 2033 (three months prior to the Maturity Date) and prior to the Maturity Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Notice of any redemption will be provided at least 10 but not more than 60 days before the redemption date to each holder of notes to be redeemed.

Benchmark Treasury:	UST 2.750% Notes due August 15, 2032

Benchmark Yield:	4.000%

Reoffer Spread:	+185 basis points

Reoffer Yield:	5.850%

Price to Public:	100.000%

Gross Spread:	0.300%

All-In Price:	99.700%

Proceeds to Issuer:	$1,495,500,000

CUSIP:	91159HJJ0

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Great Pacific Securities Siebert Williams Shank & Co., LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus supplement and a prospectus, registration statement No. 333-237082), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus supplement and the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus supplement and the prospectus if you request them by contacting U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll free at 1-866-375-6829.

The issuer expects that delivery of the notes will be made against payment therefor on or about October 21, 2022, which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.